MP63 Fund

c/o Vita Nelson, Board Chairperson

111 Pleasant Ridge Road

Harrison, NY 10528

VIA EDGAR TRANSMISSION

April 14, 2016

Ms. Cathy Churko

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

MP63 Fund (the “Fund”)
File Nos.: 33-65599 and 811-09053

Dear Ms.Churko:

The purpose of this letter is to respond to the comments that you recently provided to fund counsel to the MP63 Fund regarding your review of the most recent annual report (“Report”) and other filings for the MP63 Fund (the “Fund”) as of the Fund’s fiscal year end of February 28, 2015, with an N-CSR filing date of May 11, 2015.

In connection with this response to U.S. Securities and Exchange Commission (“SEC”) staff comments, the Fund hereby states the following:

1.

The Fund acknowledges that in connection with the comments made by the SEC staff about Fund filings, the staff has not passed on the accuracy or adequacy of the disclosure made therein, and the Fund and its management are solely responsible for the content of such disclosure;

2.

The Fund acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.

The Fund represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Report.

Financial Statements – Management’s Discussion of Financial Performance (“MDFP”)

1.

In connection with fund annual financial reports, the instructions to Form N-1A, as set forth in Item 27(b)(7)(i), require management to “discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser”.  The MDFP for the MP63 Fund’s fiscal year ending February 28, 2015, as set forth in its Form N-SCR Report filing of May 11, 2015, does not fully disclose how specific investment strategies of the Fund materially the affected the Fund’s performance.  For future reports, please expand your discussion to include such disclosure.

Response:  In response to this comment, the Fund first notes that the its principal investment strategy of investing primarily in large capitalization stocks, with an emphasis on quality and diversity, that offer direct investment plans (DRIPS), is unaffected by and does not change in response to short-term market conditions. However, the Fund further undertakes to include in future Reports clarifying disclosure as to how the Fund's investment strategy  performed given the market conditions that existed during the period covered by the Report.

Financial Statements – Statement of Operations

2.

The instructions to Form N-1A Item 27(b)(3)(i) require that every annual report to shareholders required by rule 30e-1 must include the aggregate remuneration paid by the Fund during the period covered by the report to:

(i) All directors and all members of any advisory board for regular compensation;

(ii) Each director and each member of an advisory board for special compensation;

(iii) All officers; and

(iv) Each person of whom any officer or director of the Fund is an affiliated person.

For future Reports, please conform fully with these requirements as they relate to director compensation.

Response: In response to this comment, the Fund first notes that in the Statement of Operations for the Fund’s fiscal year ended Fairbury 28, 2015, the Fund disclosed the aggregate remuneration paid to all directors ($6,049).  Moreover, in note 3 to the financial statements, the Fund also disclosed as follows:

“The Fund currently pays each Independent Director and annual retainer of $2000.  For the year ended Fairbury 28, 2015 the fund incurred $6,049 in director fees.”

The Fund further responds that for future Reports, it will undertake to disclose (if accurate) that: (i) the aggregate fees paid to the Independent Directors are all regular compensation; (ii) the $2,000 annual remuneration that the Fund pays to each Independent Director is regular compensation, and not special compensation; (iii) no special compensation is paid to any Director; and (iv) the Interested Director does not receive any compensation from the Fund for her services as a Director.

3.

In Note 3 to the Financial Statements, it is not clear how service fees paid to Mutual Shareholder Services are calculated.  Please clarify this in future filings.

Response: In response to this comment, the Fund undertakes to modify the relevant disclosure from note 3 to read as follows:

The Fund has agreements in place with Mutual Shareholder Services (“MSS”) to provide administrative, transfer agency, and fund accounting services. Under these agreements, MSS is paid a fixed annual fee for accounting and administration services which increases incrementally at specified asset thresholds, plus blue sky servicing fees paid on a per filing basis.  For transfer agency services, MSS receives a fixed fee per account, subject to an annual minimum.  For the fiscal year ending February 28, 20__, the Fund paid MSS $__________, for the services that it provided to the Fund, comprised of $____________ for accounting and administrative services and $___________ for transfer agency services.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (914) 025-0022 ext. 100.

Sincerely,

MP63 Fund

/s/ Vita Nelson

Board Chairperson

cc:

Thomas Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.

#